Item 77C: Special Meeting of Shareholders

A Special Meeting of Shareholders (the "Meeting") of Stratton
Small Cap Value Fund ("SSCV"), a separate series of The Stratton
Funds, Inc., was held on March 28, 2008. The following proposal was submitted for a vote of the shareholders:

1.	The approval of a new advisory agreement between SSCV and
Stratton Management Company.

With respect to the approval of a new advisory agreement between SSCV and Stratton Management Company, the following votes and percentages were recorded:

        For                  Against                    Abstain
7,413,891 (95.707%)     128,852 (1.664%)            203,664 (2.629%)